UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.     )

OccuLogix, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

67461T107

(CUSIP Number)

Megan Kelleher

Sowood Capital Management LP

500 Boylston Street, 17th Floor

Boston, Massachusetts 02116

(617) 603-3400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 13, 2006

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☒

CUSIP No. G8915Z102	SCHEDULE 13D	Page 2 of 6 Pages

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NUMBERS

Sowood Capital Management LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Massachusetts

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

3,648,649 shares
8 SHARED VOTING POWER

0
9 SOLE DISPOSITIVE POWER

3,648,649 shares
10 SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,648,649
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.6%
14	TYPE OF REPORTING PERSON

IA

Item 1. Security and Issuer

This statement on Schedule 13D relates to the shares of common stock, par value $.001 per share (the “Common Stock”), of OccuLogix, Inc. (the “Issuer”), which has its principal executive offices at 2600 Skymark Avenue, Unit 9 Suite 201, Mississauga, ON L4W 5B2.

Item 2. Identity and Background

This statement is filed by Sowood Capital Management LP (“Sowood”), a Delaware limited partnership. The principal executive offices of Sowood are located 500 Boylston Street, 17th Floor, Boston, Massachusetts 02116. Sowood is an investment manager.

Information relating to each of the directors, executive officers and controlling persons of Sowood is contained in Exhibit A attached hereto and incorporated herein by reference. Each of the directors, executive officers and controlling persons of Sowood is a citizen of the United States of America.

To Sowood’s knowledge and belief, neither Sowood nor any of the persons listed in Exhibit A has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors). To Sowood’s knowledge and belief, neither Sowood nor any of the persons listed in Exhibit A has, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

Not applicable.

Item 4. Purpose of Transaction

Sowood has today entered into a letter of intent to explore potential financing arrangements with the Issuer relating to a proposed issue of convertible notes of the Issuer. The letter of intent is attached hereto as Exhibit B and by this reference made a part hereof.

The securities of the Issuer acquired and held by Sowood were acquired in the ordinary course of business and were not acquired for the purpose of or, except as set forth herein, with the effect of changing or influencing control of the Issuer.

Item 5. Interest in Securities of the Issuer

(a) Sowood is the beneficial owner 3,648,649 of shares of Common Stock (approximately 8.6% of the shares of the Issuer’s issued and outstanding Common Stock based on the most recent filing of the Issuer with the SEC). Beneficial ownership of the securities held by Sowood Alpha Fund Ltd., a company with limited liability incorporated in the Cayman Islands, and Sowood Alpha Fund LP, a limited partnership formed under Delaware law, has been granted to Sowood Capital Management LP, a limited partnership formed under Delaware law, pursuant to investment management agreements between Sowood Capital Management LP and each of Sowood Alpha Fund Ltd. and Sowood Alpha Fund LP. Of the shares of Common Stock reported herein, 3,147,914 are held for the benefit of Sowood Alpha Fund Ltd. and 500,735 are held for the benefit of Sowood Alpha Fund LP. The general partner of Sowood Alpha Fund LP is Sowood Associates LP, a limited partnership formed under Delaware law.

(b) Sowood has sole power to vote and sole power to dispose of the shares to which this Schedule 13D relates.

(c) Between April 14, 2006 and June 12, 2006, Sowood bought shares of Common Stock of the Issuer in open market transactions effected over the Nasdaq National Market system. The transaction dates, number of shares bought and prices per share are set forth on Exhibit C hereto.

(d) The shareholders of Sowood Alpha Fund Ltd. and the limited partners in Sowood Alpha Fund LP may receive distributions of amounts including dividends from, or the proceeds from the sale of, the securities

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Letter Agreement between Sowood Capital Management LP and OccuLogix, Inc., dated June 13, 2006, attached hereto as Exhibit B.

Item 7. Materials to be Filed as Exhibits

The following documents are filed as Exhibits to this statement:

Exhibit A:	Information concerning the directors, executive officers and controlling persons of Sowood.

Exhibit B:	Letter Agreement between Sowood Capital Management LP and OccuLogix, Inc., dated June 13, 2006.

Exhibit C:	Information concerning Sowood’s transactions for the period from April 14, 2006 and June 13, 2006.

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 13, 2006	SOWOOD CAPITAL MANAGEMENT LP

	By:	Sowood Capital Management LLC, its general partner

	By:	/s/ Megan Kelleher
	Name:	Megan Kelleher
	Title:	Authorized Signatory

EXHIBIT A

DIRECTORS AND EXECUTIVE OFFICERS AND CONTROLLING PERSONS OF

SOWOOD CAPITAL MANAGEMENT LP

The names of the directors and executive officers of Sowood and their business addresses and present principal occupation or employment are set forth below. If no business address is given, the business address of such director, executive officer or controlling person is c/o Sowood Capital Management LP, 500 Boylston Street, 17th Floor Boston, Massachusetts 02116.

Name	Office/Position
Jeff Larson	Managing Partner and Chief Investment Officer of Sowood

Stuart Porter	Managing Partner and Chief Investment Officer of Sowood

Megan Kelleher	Managing Partner and General Counsel of Sowood

CONTROLLING PERSON OF SOWOOD CAPITAL MANAGEMENT LP

Sowood Capital Management LLC is the general partner of Sowood. The managing member of Sowood Capital Management LLC is Jeffrey B. Larson.

EXHIBIT B

June 13, 2006

OccuLogix, Inc.

2600 Skymark Avenue

Unit 9, Suite 201

Mississauga, ON L4W 5B2

Canada

Attn: Elias Vamvakas

Dear Mr. Vamvakas:

Further to our discussions, certain funds and accounts managed or advised by Sowood Capital Management LP and its affiliates (collectively, “Sowood”) are considering a purchase of a proposed issue of zero-coupon convertible notes of OccuLogix, Inc. (the “Company”), in an aggregate principal amount of approximately U.S.$30,000,000, on terms and conditions to be determined (the “Notes”). It is currently contemplated that the Notes will be convertible, at the option of the holder, into shares of the Company’s common stock at a fixed conversion price equal to $3.30 per share. In connection with Sowood’s purchase of the Notes, it is also currently contemplated that Sowood would acquire the right to nominate one member of the Company’s board of directors.

Sowood’s purchase of any Notes will be subject to the prior satisfaction of the following conditions, in addition to the negotiation and agreement of mutually acceptable terms, and to each of the conditions set forth in the definitive documentation with respect to the purchase of the Notes: (i) the completion to Sowood’s satisfaction of its due diligence with respect to the Company and its affiliates; (ii) the accuracy and the completeness in all material respects of all the information provided to Sowood with respect to the Company and its affiliates; (iii) confirmation satisfactory to Sowood that, in entering into and performing its obligations under the transaction documents and consummating the purchase of the Notes as contemplated herein and on the terms provided in the transaction documents, Sowood will not violate any federal or state statutes or regulations or regulatory or other policies to which it may be subject, or subject Sowood to any adverse tax or regulatory consequences; (iv) the negotiation, execution and delivery of definitive documentation satisfactory to Sowood with respect to the Notes and the purchase thereof on or before August 15, 2006 (unless otherwise agreed to by the parties hereto); (v) no material adverse change in the operations, financial condition, assets, business or prospects of the Company; and (vi) receipt of all necessary regulatory, governmental and other approvals and consents.

In any definitive documentation with respect to the purchase of Notes, the Company will make representations, warranties and covenants regarding its financial condition, assets, rights, liabilities and business which are usual or necessary under the circumstances, and the accuracy of such representations and warranties and the performance of such covenants shall be a condition precedent to the closing and shall give rise to indemnification rights of Sowood, which indemnification shall survive for a period of 24 months following the closing of any purchase of Notes by Sowood.

During the negotiation of the terms and definitive documents and pending the closing, representatives of Sowood and its accountants and attorneys shall be given full access, at reasonable times and upon reasonable notice, to all books, accounting and financial records, corporate records, tax returns and other business files of the Company, and the Company shall cooperate fully in making its officers available to such representatives of Sowood at reasonable times and upon reasonable notice.

You have asked that Sowood begin to conduct its due diligence and engage attorneys to advise it with respect to its possible investment in the Company. Accordingly, the Company hereby agrees to reimburse Sowood for its reasonable expenses, to a maximum amount of U.S.$250,000, in connection with the proposed transaction, including its reasonable attorneys’ fees, in connection with its due diligence and legal review and documentation through any closing, whether such expenses have already been incurred or are incurred in the future, and whether or not any transaction is ever consummated between the Company and Sowood.

The parties acknowledge that they have executed and are subject to the terms of a Confidentiality Agreement dated May 31, 2006, between the Company and Sowood. None of Sowood, the Company or their respective affiliates, officers, employees, directors or representatives shall disclose the fact that the parties are engaged in discussions regarding a possible transaction or the terms under discussion, except in each case as may otherwise be required by law. Should either Sowood or the Company become required, in the opinion of its counsel, to make a disclosure of the proposed transaction or its terms under U.S. federal securities laws or the securities laws, rules or regulations of any Canadian jurisdiction, or as a result of any other law, such disclosing party will be permitted to do so, but prior to such disclosure the disclosing party shall (i) consult with the non-disclosing party and its counsel, (ii) provide the non-disclosing party and its counsel, for comment, drafts of the proposed disclosure and (iii) include any additions or changes to such proposed disclosure reasonably requested by the non-disclosing party or its counsel.

Until August 15, 2006, neither the Company nor any of its representatives will directly or indirectly solicit, encourage, assist, initiate discussions with, engage in discussions with, provide any information to, or enter into or perform any confidentiality agreement or other agreement or transaction with, any person other than Sowood relating to any possible transaction with the Company, including, without limitation, any joint venture, acquisition of the Company, its capital stock or any significant assets of the Company; or any investment in the Company, whether by way of debt or equity (each, a “Competing Transaction”), other than as disclosed to Sowood on or prior to the date hereof. If, following the date hereof, the Company receives, or learns that any of its stockholders has received, from a third party, an offer or an expression of interest to make an offer to engage in a Competing Transaction, the Company will promptly notify Sowood of the terms of such offer and the identity of the third party. The parties acknowledge that the Company will continue to communicate with its stockholders in the ordinary course, provided that the Company will not engage in any such discussions that could have the effect of circumventing the exclusivity provisions of this paragraph or the confidentiality provisions of the preceding paragraph. In the event the parties are unable to reach agreement on mutually acceptable terms and definitive documentation by August 15, 2006, the terms of this letter may be further extended as may be mutually agreed between the parties.

This letter has been entered into by the parties hereto and shall be enforceable solely by Sowood and the Company, and may not be assigned or otherwise transferred by either party without the prior written consent of the other party, or enforced by, any other person. The terms of this letter may not be modified or otherwise changed except pursuant to a written agreement signed by Sowood and the Company. This letter shall terminate and be of no further force or effect upon the mutual consent of the parties hereto and, in any event, shall terminate automatically and be of no further force or effect at 11:59 p.m. (Eastern time) on August 15, 2006 (unless extended by each of the parties hereto). This letter shall be governed by and construed in accordance with the internal laws of the Commonwealth of Massachusetts.

This letter sets forth the present understanding of the parties with respect to the transaction described above, but in view of the fact that Sowood has not completed an investigation of the Company and certain substantive issues remain to be resolved, this letter does not create any legally binding obligation of either Sowood or the Company except for the provisions of the fifth, sixth, seventh and eighth paragraphs hereof, and this ninth paragraph.

If this letter accurately reflects your understanding with respect to the matters set forth herein, please execute and return the enclosed copy hereof.

SOWOOD CAPITAL MANAGEMENT LP

By Sowood Capital Management LLC, its general partner

/s/ Jeffrey B. Larson
Jeffrey B. Larson

OCCULOGIX, INC.

/s/ Elias Vamvakas

EXHIBIT C

Sowood’s Transactions for April 14, 2006 and June 13, 2006

Date of Transaction	Shares of Common Stock Bought	Shares of Common Stock Sold	Price Per Share
May 9, 2006	80,200		$2.79
May 9, 2006	67,000		$2.82
May 10, 2006	4,700		$2.79